

CONTACTS:
Cathy Jessup, CFO
The Topps Company, Inc.
212.376.0466
      or
Betsy Brod/Lynn Morgen
MBS Value Partners, LLC
212.750.5800

THE TOPPS COMPANY, INC. REPORTS SOLID THIRD QUARTER REVENUE AND EARNINGS GROWTH

- Revenues increased 8%
- Operating income reached $4.7 million
- Fully diluted EPS were $0.09

New York, NY, [Jan. 3, 2007] - The Topps Company, Inc. (Nasdaq: TOPP) today reported financial results for the fiscal 2007 third quarter ended November 25, 2006.

Net sales in the fiscal 2007 third quarter increased 8.1% to $78.7 million compared to $72.8 million last year. Income from operations increased substantially to $4.7 million, after pre-tax charges of $0.4 million related to the June 2006 restructuring and the recent proxy contest. In last year's third quarter, the Company incurred an operating loss of $1.3 million, which was influenced by several special items including pre-tax restructuring charges of $1.3 million and a one-time accounting adjustment to fixed assets of $785,000, which largely offset the benefit of a favorable legal settlement related to the Company's WizKids subsidiary of $2.3 million.

Net income for the fiscal 2007 third quarter was $3.7 million, or $0.09 per diluted share, a significant improvement over the comparable year-ago period. In the fiscal 2006 third quarter, the Company incurred a net loss of $3.7 million, or $0.09 per diluted share, which included an after-tax loss of $3.7 million from the discontinuation of the Company's thePit.com business.

Arthur T. Shorin, Chairman and CEO of Topps, stated, "Third quarter revenue reflects continued momentum in the U.S. sports card business and strong performance in the worldwide confectionery business. Importantly, this is our third consecutive quarter of strong earnings which highlight the progress we have made in our turnaround plan."

Net sales of the Entertainment segment increased 4.0% to $47.2 million in the fiscal 2007 third quarter from $45.4 million reported in last year's third quarter. U.S. sports cards, which accounted for approximately two thirds of the segment's sales increased 11% on a year-over-year basis. Sales of European sports products and licensed entertainment properties, including WWE, Happy Feet and Pokemon sales primarily in Europe increased in the quarter, partially offsetting anticipated declines at WizKids.

Confectionery net sales increased 15% to $31.5 million from the $27.4 million in last year's third quarter. Growth in the period was driven by strong sales of Juicy Drop Pop, Megamouth spray and Happy Feet candy, as well as increased merchandising activity in Wal-Mart and initial sales of the Company's newest confectionery product, Vertigo.

"Our third quarter progress is a direct result of the successful strategies that the Company has developed and implemented over the past 18 months," Mr. Shorin noted. "The continued strength of our U.S. sports card business reflects the success of our three-pronged strategy to reduce product proliferation, increase penetration with serious collectors and expand the market by bringing back kids. On the confectionery side, we are pleased with the strong performance in the quarter, although we do see challenges in domestic candy sales for the remainder of the year. With a new team in place, we are actively moving to implement programs to broaden our in-store exposure, build out our seasonal offerings and re-organize our field sales force to enhance channel focus. Additionally, initial trade reception for our recent Vertigo lollipop launch, which is designed to appeal to a broader audience, has been strong."

For the nine months ended November 25, 2006, net sales were $242.0 million, up 6.9% from the $226.3 million reported last year. Income from operations was $10.6 million, significantly ahead of the $2.6 million of the first nine months of fiscal 2006. Net income was $8.7 million, or $0.21 per diluted share, compared to $2.1 million, or $0.05 last year. Fiscal 2007 first nine month earnings included special, pre-tax charges of $2.9 million related to a June 2006 restructuring and costs incurred as part of the proxy contest. Income from operations for the first nine months of fiscal 2006 was impacted by approximately $200,000 in special charges as a result of a legal settlement at WizKids offset by restructuring related charges and asset write-offs. Net income for the same period in fiscal 2006 included an after-tax loss of $3.8 million related to the discontinuation of the Pit.com partially offset by a one-time tax benefit of $1.6 million from the successful completion of an IRS audit.

At November 25, 2006, the Company had $84.9 in cash and marketable securities and no debt. In the third quarter, Topps paid its regular quarterly cash dividend to shareholders of $0.04 per share. In addition, Topps repurchased 193,400 shares of stock under its 10b5-1 program which expired during the third quarter. The Company has 2.7 million shares remaining under the current repurchase authorization.

Outlook

Earlier this year, the Company issued full year guidance for fiscal 2007 of $0.25 to $0.30 per diluted share before special charges. Based upon the Company's performance through the first nine months of fiscal 2007 and currently available information, Topps is on track to meet the upper end of its full year projection, and may even exceed it.

The Topps Company, Inc. will host a webcast of its earnings conference call today at 10:00 a.m. Eastern Time. Investors, analysts, and the media are invited to listen to the call live at www.topps.com. A replay of the webcast will be available on the Company's website for the next 30 days.

Founded in 1938, Topps is a leading creator and marketer of distinctive confectionery and entertainment products. The Company's confectionery brands include "Ring Pop," "Push Pop," "Baby Bottle Pop" and "Juicy Drop Pop" lollipops as well as "Bazooka" bubble gum. Topps entertainment products include trading cards, sticker album collections, and collectible games. For additional information, visit www.topps.com.

This release contains forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed in the Company's Securities and Exchange Commission filings.

(Tables Follow)

THE TOPPS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

(Unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended	
	November 25, 2006	November 26, 2005	November 25, 2006	November 25, 2005
Net sales	$ 78,719	$ 72,808	$ 242,008	$ 226,328
Cost of sales	51,762	51,502	156,024	149,001
Gross profit on sales	26,957	21,306	85,984	77,327
Selling, general and administrative expenses	22,307	22,607	75,402	74,743
Income (loss) from operations	4,650	(1,301)	10,582	2,584
Interest income, net	851	1,044	2,339	2,581
Income (loss) before provision for income taxes	5,501	(257)	12,921	5,165
Provision (benefit) for income taxes	1,771	(286)	4,197	(716)
Net income from continuing operations	3,730	29	8,724	5,881
Loss from discontinued operations - net of tax	--	(3,691)	(32)	(3,809)
Net income (loss)	$ 3,730	$ (3,662)	$ 8,692	$ 2,072
Basic net income (loss) per share:				
- From continuing operations	$ 0.10	$ 0.00	$ 0.22	$ 0.15
- From discontinued operations	--	(0.09)	--	(0.09)
Basic net income (loss) per share	$ 0.10	$ (0.09)	$ 0.22	$ 0.05
Diluted net income (loss) per share:				
- From continuing operations	$ 0.09	$ 0.00	$ 0.21	$ 0.14
- From discontinued operations	--	(0.09)	--	(0.09)
Diluted net income (loss) per share	$ 0.09	$ (0.09)	$ 0.21	$ 0.05
Weighted average shares outstanding				
- basic	38,704,000	40,464,000	39,095,000	40,477,000
- diluted	40,080,000	41,139,000	40,600,000	41,315,000

THE TOPPS COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET HIGHLIGHTS
(Amounts in Thousands)
(Unaudited)

	As of November 25, 2006	As of February 25, 2006
Cash and cash equivalents	$ 28,468	$ 28,174
Short-term investments	56,400	53,269
Working capital	131,120	127,713
Net property, plant and equipment	11,039	11,028
Total assets	278,462	268,638
Shareholders' equity	$ 203,562	$ 204,636

THE TOPPS COMPANY, INC. AND SUBSIDIARIES
SEGMENT INFORMATION
(Amounts in Thousands)
(Unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended	
	November 25, 2006	November 26, 2005	November 25, 2006	November 26, 2005
Net Sales				
Candy	$ 29,381	$ 24,651	$ 107,607	$ 104,576
Gum	2,115	2,746	6,394	9,108
Total Confectionery	$ 31,496	$ 27,397	$ 114,001	$ 113,684
Sports	$ 33,490	$ 30,742	$ 95,238	$ 65,654
Non-Sports	13,733	$ 14,669	$ 32,769	$ 46,990
Total Entertainment Products	$ 47,223	$ 45,411	$ 128,007	$ 112,644
Total Net Sales	$ 78,719	$ 72,808	$ 242,008	$ 226,328
Contributed Margin				
Confectionery	$ 9,779	$ 7,464	$ 36,164	$ 33,371
Entertainment Products	13,461	9,681	33,396	27,943
Total	$ 23,240	$ 17,145	$ 69,560	$ 61,314
Direct Overhead				
Confectionery	$ 5,770	$ 5,871	$ 17,060	$ 17,954
Entertainment Products	5,833	3,245	17,962	15,513
Total	$ 11,603	$ 9,116	$ 35,022	$ 33,467
Operating Profit Net of Direct Overhead				
Confectionery	$ 4,009	$ 1,593	$ 19,104	$ 15,417
Entertainment Products	7,628	6,436	15,434	12,430
Total	$ 11,637	$ 8,029	$ 34,538	$ 27,847
Reconciliation of Operating Profit to				
Income (loss) Before Provision for Income Taxes:				
Total operating profit, net of direct overhead	$ 11,637	$ 8,029	$ 34,538	$ 27,847
Indirect overhead	(6,086)	(7,736)	(20,127)	(22,316)
Other income, net	214	501	456	1,890
Depreciation & amortization	(1,115)	(2,095)	(4,285)	(4,837)
Income (loss) from operations	4,650	(1,301)	10,582	2,584
Interest income, net	851	1,044	2,339	2,581
Income (loss) before provision for income taxes	$ 5,501	$ (257)	$ 12,921	$ 5,165